EXHIBIT - 99.1.A (11)

                  ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

                 THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

           FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY

                               Description of the
         Issuance, Transfer and Redemption Procedures for FPVL Policies
                      Pursuant to Rule 6e-3(T)(b)(12)(iii)
                    Under the Investment Company Act of 1940

                                       and

                       Method of Computing Adjustments in
                             Payment and Cash Values
                 Upon Conversion to Fixed Benefit Life Policies
                      Pursuant to Rule 6e-3(T)(b)(13)(v)(B)
                    Under the Investment Company Act of 1940

      This document sets forth the administrative procedures that will be followed by The Guardian Insurance & Annuity Company, Inc. ("GIAC") in connection with the issuance of its Flexible Premium Adjustable Variable Life Insurance Policy with (the "Policy/Policies"), the transfer of assets held under the Policies, and the redemption by Policyowners of their interests in said Policies. This document also explains the method that GIAC will follow in making cash adjustments when a Policy is exchanged for a fixed-benefit life insurance policy. Defined terms indicated by initial upper case letters have the same meaning herein as in the registration statement on Form S-6 for the Policies and the Separate Account through which they are issued (Reg. No. 333-35681).
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            I. Procedures Relating to Issuance of the Policy*

A. Premiums and Underwriting Standards

      Minimum Annual Premiums for GIAC's Policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays premiums commensurate with the insured's mortality risk as actuarially determined, reflecting factors such as age, sex, health and occupation. A uniform premium for all insureds would discriminate unfairly in favor of those insureds representing greater risks. Although there will be no uniform Minimum Annual Premium for all insureds, there will be a single price for all insureds of the same age and sex who are within the same risk classification. In addition to a Minimum Annual Premium, a Policy will also have a Planned Premium which is the premium the policyowner plans to pay on a regular basis. Neither the Minimum Annual Premium nor the Planned Premium is required to be paid, but payment of the Minimum Annual Premium during the first two policy years will keep the No Lapse Guarantee in effect during that period.

      The Policy will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. The prospectus for the Policies specifies Minimum Annual Premium for certain illustrative ages and risk classifications. The Minimum Annual Premium and any additional benefits acquired by rider to the Policy that are to be paid by a Policyowner will be specified in the Policy issued to such owner.

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* The term "Policy" refers to the Policy described in the Prospectus (contained in the registration statement to which this document is an exhibit) exclusive of any Additional Benefit Riders described in Appendix E to the Prospectus.


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B. Application and the Processing of Policy Premium Payments

      When a completed application is received, GIAC will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations, and may require that further information be provided about the proposed insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed. Permanent coverage under a Policy begins when all underwriting requirements have been met, the Initial Premium has been paid, and the Policy has been delivered while the insured is living.

      Owners of certain fixed-benefit life insurance policies issued by GIAC or its parent, The Guardian Life Insurance Company of America, may be able to purchase the Policy (i) without evidence of insurability, by exchanging their present policies or (ii) without evidence of insurability, or with simplified underwriting, by exercising applicable riders to their fixed-benefit life insurance policies. Policyowners who elect to convert to a Park Avenue Life policy may receive a credit upon conversion in an amount up to one Minimum Annual Premium.

      The Policy Date is the date as of which the insured's Age is determined. It is the date when the Policy is issued. The Policy Date is used to measure Policy months and Policy years.

      Under certain circumstances, GIAC will permit a policy to be backdated, upon request, but only to a Policy Date not earlier than six months prior to the date the application is signed. To backdate a policy, GIAC will require the payment of all Policy premiums that would have been due had the application date coincided with the backdated Policy Date. Also, on the Issue Date, all Monthly Deductions for the period from the backdated Policy Date to the Issue Date will be deducted.


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      GIAC credits and allocates any payment received on or before the Issue
Date in an amount not exceeding $100,000 to the investment divisions of the Separate Account (i.e., the Variable Investment Options) chosen by the Policyowner and/or the Fixed-Rate Option as of the Issue Date. Only the Net Premium amount will be allocated among the Variable Investment Options and the Fixed-Rate Option. The Net Premium is the premium minus the Premium Charge which is described in the prospectus. Once a Policy is in force, GIAC credits and allocates that portion of any payment that is used to pay a Policy premium as of the Business Day such payment is received if it receives such a payment before the close of business at its Executive Office. Prior to the later of (i) 45 days after the application is signed or (ii) 15 days after the Issue Date, Net Premium in excess of $100,000 will be allocated to The Guardian Cash Fund. After expiration of this period, any amounts so allocated will be re-allocated in accordance with the Policyowner's then current allocation instructions. After payment of the Initial Premium, premiums may be paid at any time and in any amount subject to certain limitations.

            II. Procedures Relating to Transfers Among Investment Divisions

      The Account is subdivided into investment divisions which correspond to the mutual funds (collectively referred to as the "Funds") currently offered under the Policies. Each of the Funds is registered under the Investment Company Act of 1940 as an open-end diversified management investment company.

      Net Premiums for the Policy are allocated to the investment divisions designated in the application, or as changed in writing by the Policyowner.

      The Policyowner may transfer all or a portion of the unloaned Policy Account Value among the Account's investment divisions as often as he/she wishes. However, the number of options in which the Policy Account Value may be invested or held at any one time, including the Fixed-Rate Option, cannot exceed 7, and GIAC reserves the right to limit such transfers to no more frequently than once every 30 days. Transfers may be requested in writing or by telephone. Transfers are effective as of the end of the Business Day on which the request is received. The minimum transfer amount is the lesser of $500 or the entire amount held in the investment division from which GIAC effects a transfer.


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      The Policyowner may elect to have designated dollar amounts automatically transferred on each Monthly Date from The Guardian Cash Fund Investment Division to one or more of the other investment divisions or the Fixed-Rate Option for a minimum of 12 months. The minimum automatic transfer amount is $100 per receiving option.

            III. Procedures Relating to Redemptions Under the Policy

A. Partial Withdrawals

      After the first Policy year and while the insured is living, the Policyowner may take withdrawals from the Net Cash Surrender Value. The minimum net partial withdrawal amount is $500 and any applicable surrender charges which will be imposed as described in the prospectus for the Policies if a partial withdrawal reduces the Policy's Face Amount. See below.

      GIAC assesses a pro rata surrender charge if the partial withdrawal causes a Face Amount reduction during the first 15 policy years of the Initial Face Amount or Policy Segment affected. Any portion of a partial withdrawal which exceeds the amount eligible for a free partial withdrawal, as described below, will reduce the Face Amount. The Face Amount will be reduced by the amount of partial withdrawal in excess of the free partial withdrawal amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally equal the Initial Face Amount. GIAC will calculate the amount eligible for a free partial withdrawal on the date it receives the policyowner's written request for a partial withdrawal as follows:

      Under the Cash Value Accumulation Test, the amount of a free partial withdrawal will equal the excess, if any, of (a) over (b) where:

(a)   equals the Policy Account Value; and


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(b)   equals the Face Amount times the applicable net single premium (the table of net single premiums is set forth in the policy). If the date GIAC receives the request for a partial withdrawal is not a Policy Anniversary, the net single premium is determined by interpolation between net single premiums on the Policy Anniversaries before and after such date.

      Under the Guideline Premium and Cash Value Corridor Test, the amount of a free partial withdrawal will equal the excess, if any, of (a) over (b) where:

(a)   equals the Policy Account Value; and

(b) equals the Face Amount divided by the applicable Death Benefit Factor shown in the Policy.

      The requested partial withdrawal amount will be deducted from the Variable Investment Options specified in the Policyowner's request as of the Business Day of the Policyowner's request until the Policy Account Value attributable thereto is exhausted and then from the Fixed-Rate Option. If no options are specified the amount will be deducted proportionately from the Variable Investment Options until exhausted and then from the Fixed-Rate Option. Payment will typically be made within seven days of the date that GIAC received the Policyowner's partial withdrawal request. After effecting a partial withdrawal, the remaining Cash Surrender Value must be sufficient to cover Monthly Deductions for three months and the Face Amount remaining must not be less than GIAC's then current minimum Face Amount.

B. Face Amount Decreases and Increases

      On or after the first Policy Anniversary, the Policyowner may ask GIAC to decrease the Face Amount of his/her Policy. The minimum reduction is $5,000. The reduction will take effect on the Monthly Date coinciding with or next following the date that GIAC approves the change.


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      GIAC will deduct surrender charges as described in the prospectus if the
Face Amount is reduced during the first 15 Policy years. The Minimum Annual Premium, Policy Account Value, Monthly Deductions, Surrender Charge, Target Premiums, and any benefits provided under additional benefit riders that relate to the Policy's Face Amount will generally decrease after a Face Amount reduction. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a requested decrease in Face Amount will be applied against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the Initial Face Amount.

      Effective on the first Policy Anniversary or any Policy Anniversary thereafter until the Policy Anniversary nearest the date on which the insured reaches age 70, a Policyowner may ask GIAC to increase the Face Amount of his/her Policy. The minimum increase is $10,000. The increase will take effect on the Policy Anniversary following GIAC's receipt of the request, provided the insured is alive on that date.

      The increase will be issued as a separate Policy Segment with a separate and distinct underwriting class, cost of insurance rates, surrender charges and expense charges. Premiums will be allocated to the Initial Face Amount and each Policy Segment in amounts not to exceed the Target Premium for each on an annual basis, such that when the sum of premiums paid during the policy year exceeds the Target Premium for the Initial Face Amount, the premium will then be allocated to the first Policy Segment. When, in a policy year, the sum of premiums paid exceeds the sum of all applicable Target Premiums, the excess premium will be allocated pro-rata to the Target Premium for the Initial Face Amount and each Policy Segment.

      An increase in the Face Amount will usually result in the policy's being subject to new surrender charges. The new surrender charges will be computed as if a new policy were being purchased for the increase in Face Amount and a new 15 year surrender charge period will apply to the Policy Segment resulting from an increase.


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      No additional premium is required for a Face Amount increase. However, a premium payment may be necessary to prevent the Policy from going into default, since new surrender charges would reduce the Net Cash Surrender Value of the Policy.

C. Policy Loans

      While the insured is alive, a Policyowner may borrow all or part of a Policy's "loan value," by assigning the Policy to GIAC as security for the loan. A Policy's loan value is 90% of the Cash Surrender Value on the date that GIAC receives a proper, written loan request (which includes an assignment of the Policy) at its Executive Office, minus any then outstanding Policy Debt. The sum of any outstanding loan amounts plus accrued loan interest is the Policy Debt. Policy loan proceeds will ordinarily be paid within seven days of the date that GIAC received the loan request. The minimum loan amount is $500.

      When a Policyowner takes a loan, GIAC transfers the amount of the loan from the Variable Investment Options and the Fixed-Rate Option into a Loan Collateral Account within GIAC's general account. GIAC will first transfer amounts held in the Variable Investment Options in proportion to the Policy Account Value held in such options as of the date it received the loan request. If the requested loan exceeds the Policy Account Value held in the Variable Investment Options, GIAC will transfer the excess amount from any Policy Account Value then held in the Fixed-Rate Option.

      GIAC charges the Policyowner interest on all outstanding loans at an annual rate of 8% until the later of the twentieth Policy Anniversary or the insured's Attained Age 65, at which time the annual rate decreases to 5% for all existing and new loans. Interest accrues daily and is payable in arrears on Policy Anniversaries. If loan interest is not paid when due, GIAC automatically increases the outstanding loan by transferring amounts from the Variable Investment Options and the Fixed-Rate Option to the Loan Collateral Account, in the manner and order described above so that the Loan Collateral Account will be equal to the Policy debt as of the Policy Anniversary that loan interest was not paid. Amounts in the Loan Collateral Account earn interest from the date of transfer at a rate equal to the difference between the loan interest rate then in effect and the Loan Spread then in effect.


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The Loan Spread will not exceed 2%.

      The Policyowner may repay all or part of the Policy Debt. The minimum loan repayment amount is the lesser of $100, unless the repayment accompanies the then outstanding Policy Debt.

      When GIAC credits and allocates a loan repayment, it first determines the ratio the amount of the repayment bears to the outstanding Policy Debt on that date. It then applies this ratio to the Policy Debt, accrued loan interest and the Loan Collateral Account interest and transfers from the Loan Collateral Account the amount of the repayment, minus the resulting proportional amount of accrued loan interest, plus the resulting proportional amount of accrued Loan Collateral Account interest, as follows:

*first, into the Fixed-Rate Option to repay all loans provided by Policy Account
      Value which had been attributable to the Fixed-Rate Option; and

*then, into the Variable Investment Options and Fixed-Rate Option in accordance with the Net Premium allocation instructions then in effect.

      If the Policy Debt exceeds the Cash Surrender Value on a Monthly Date, the Policy could lapse. GIAC will notify the Policyowner that a specified loan repayment is required to keep the Policy in force, unless the No Lapse Guarantee is in effect.

D. Surrender

      If the insured is alive, the Policyowner may surrender the Policy by submitting to GIAC a written and signed request (in a form acceptable to GIAC) together with the Policy or an acceptable affidavit of loss. GIAC will normally pay the Net Cash Surrender Value as of the Business Day on which it received the surrender request within seven days. All insurance coverage ends as of the Business Day that GIAC computes the Net Cash Surrender Value for surrender.


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      The Net Cash Surrender Value on any given date is the Policy Account Value minus any surrender charge, minus any Policy Debt. GIAC assesses a surrender charge if a Policy is surrendered during the first 15 Policy years. This charge is described in the prospectus for the Policy. Fractional surrender charges are imposed when the Face Amount is reduced during the first 15 Policy years.

      The Net Cash Surrender Value can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

      If a Policy premium or required loan repayment (see above) remains unpaid by the end of a 61-day grace period from its due date, the Policy lapses as of the end of the grace period unless the No Lapse Guarantee is in effect. If the No Lapse Guarantee is in effect, the Policy will not lapse during the first three policy years even if the Policy's Net Cash Surrender Value is insufficient to meet the Monthly Deductions due at the beginning of a policy month. Once the Policy lapses, the Policyowner may take steps to fulfill the conditions for reinstatement (see below) or surrender the Policy for its Net Cash Surrender Value. The No Lapse Guarantee cannot be reinstated once terminated.


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E. Death Claims

      GIAC will normally pay the death proceeds under a Policy to the beneficiary within seven (7) days after it has received due proof of the insured's death and all other required information or documentation necessary to make payment.**

      The Policy provides two death benefit options. The Policyowner must choose an option on the Policy application. Regardless which death benefit option is chosen by the policyowner, after the Policy Anniversary nearest to the insured's 100th birthday, the death benefit is equal to the Policy Account Value.

The death benefit provided under Option 1 is the greater of:
      *the Face Amount in effect on the date of the insured's death; or *the minimum death benefit then required under Section 7702 of the
       Internal Revenue Code on the Monthly Date preceding the insured's death.

The death benefit provided under Option 2 is the greater of:
      *the Face Amount on the date of the insured's death plus the Policy
       Account Value as of the Monthly Date preceding the insured's date of death; or
      *the minimum death benefit then required under Section 7702 of the Internal Revenue on the Monthly Date preceding the insured's date of death.

Any partial withdrawals taken between the Monthly Date and the date of death will reduce the death benefit under Option 1 or 2 by the amount of the partial withdrawal and any applicable surrender charge.

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** State insurance laws impose various requirements, such as receipt of a tax waiver, before an insurer may pay a death benefit. In addition, payment of the death benefit is subject to the provisions of the Policy regarding suicide and incontestability.


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The minimum death benefit required under Section 7702 of the Internal Revenue
Code on any Monthly Date is determined, at the election of the policyowner, by either the Cash Value Accumulation Test or the Guideline Premium and Cash Value Corridor Test. This election, once made, cannot be changed. The minimum death benefit required on any Monthly Date is: (1) for the Cash Value Accumulation Test, 1,000 multiplied by the Policy Account Value on the Monthly Date divided by the net single premium per $1000 for the insured's Attained Age, sex and underwriting class. The net single premium is adjusted to the Monthly Date preceding the date of death. A table of net single premiums is set forth in the Policy; (2) for the Guideline Premium and Cash Value Corridor Test, the Policy Account Value on the Monthly Date preceding the insured's date of death multiplied by the factor shown in the Table of Death Benefit Factors in the Policy.

      On or after the first Policy Anniversary, the Policyowner may change the death benefit option in effect for his/her Policy once each Policy year. Evidence of insurability is required to change from Option 1 to Option 2.

      The death proceeds payable to the beneficiary will include any proceeds provided by additional benefit riders, but will be reduced by any outstanding Policy Debt and the amount of any due but unpaid Monthly Deductions. If the insured dies during the grace period, GIAC will calculate the death benefit as though any required premium had been paid and then deduct the portion of such premium that relates to periods through the Policy month of death from the payable death proceeds.

      GIAC will pay the death benefit from its general account, and will transfer assets from the Separate Account to its general account in an amount equal to the reserve liability applicable to the Policy held in the Account. Any excess of the insurance amount over the Face Amount will be paid out of the general account reserve maintained for that purpose.

      The death proceeds can be paid in a single sum or under one of the payment options described in the prospectus for the Policy. The Policyowner may elect how death proceeds are to be paid while the insured is alive. If no election is in effect when the insured


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dies, the beneficiary makes the election. An option in effect at death may not be changed after death. At least $5,000 must be applied under each option selected, and periodic payments under a payment option must be at least $50. Other restrictions and limitations are set forth in the Policy and described in the prospectus.

                            IV. Deferment of Benefits

      GIAC can delay the payment of death proceeds if the Policy is being contested and may postpone calculating or paying any benefit or effecting other Policy transactions involving any Policy Account Value held in the Separate Account's investment divisions if: (i) the New York Stock Exchange is closed for other than weekends or holidays, or trading is restricted; (ii) the Securities and Exchange Commission determines that a state of emergency exists which may make Policy transactions impracticable; or (iii) at any other time when one or more of the Variable Investment Options' corresponding Funds lawfully suspends payment or redemption of their shares.

                                V. Reinstatement

      A lapsed Policy that has not been surrendered for cash may be eligible for reinstatement within three months after the date of default. The insured must be living when GIAC effects the reinstatement. GIAC must receive a written application for reinstatement, which includes satisfactory evidence of insurability. In addition, GIAC requires:
      *repayment or reinstatement of any outstanding Policy Debt as of the date of default with applicable interest compounded yearly; and *payment of any unpaid Monthly Deductions on the date of default with interest at an annual rate of 6% from the date of default to the date of reinstatement; and
      *payment of an amount equal to the greater of 3 Monthly Deductions or an amount that provides a positive Net Cash Surrender Value.


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                   VI. Cash Adjustment Upon Exchange of Policy

      In accordance with Rule 6e-3(T)(b)(13)(v)(B), the Policyowner may exchange the Policy for a permanent fixed-benefit whole life insurance policy offered by GIAC or its affiliate, without submission of new evidence of insurability, within 24 months of issuance of a Policy. The new policy will have the same Face Amount as the original Policy on the exchange date. The new policy will have the same Policy Date, and the insured's Age and underwriting classification will be retained for the new policy. This exchange privilege is designed to permit a Policyowner to opt out of this Policy which provides benefits that vary with investment results in order to obtain a similar policy which provides a fixed benefit. There may be a cost or credit to be paid upon this type of exchange, depending on the amount applied to the new policy. The amount applied to the new policy is the greater of (1) or (2) where:

      *(1) is the cumulative premiums for the new policy with interest at 6% minus the cumulative premiums for the exchanged Policy with annual interest at 6%; and
      *(2) is the guaranteed cash value of the new policy minus the Cash Surrender Value of the exchanged Policy on the exchange date. The cash value will depend on the new policy's face amount, underwriting class, and the insured's age and sex on the policy date.

      If the greater amount is less than zero, the issuer of the new policy will pay an exchange credit to the owner. If the greater amount is more than zero, the owner must pay the exchange cost to the issuer of the new policy.


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